SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April 2003

ECTEL LTD.

(Translation of Registrant's Name into English)

43 Hasivim Street
Petach Tikva 49133
ISRAEL
(Address of Principal Corporate Offices)

             Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

             Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

             Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐	No ☒

             If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

             Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on April 9, 2003, announcing order received.

SIGNATURE

             Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD. (Registrant) By: ————————————— Avi Goldstein, Senior Vice President and Chief Financial Officer

Dated: April 9, 2003

Index to Exhibits

Exhibit No	Exhibit
99.1	Press Release issued April 9, 2003

FOR IMMEDIATE RELEASE

MAJOR U.S. TELCO PLACES FRAUDVIEW™ ORDER –
VALUED AT
A FEW MILLION DOLLARS
Major Operator chooses ECtel’s State-of-the-Art technology for a comprehensive enterprise-wide Fraud Prevention System —

Petah Tikva, Israel – April 9, 2003 – ECtel Ltd. (NASDAQ: ECTX) today announced that a major U.S. telecommunications service provider is deploying a comprehensive integrated enterprise-wide FraudView™ solution within its local, long-distance, and wireless networks. ECtel’s solution was chosen over the technology of several competitors after a lengthy evaluation and bidding process.

Valued at a few million dollars, the order, received and partially delivered in Q1 2003, is for a multi-layer system comprised of ECtel’s advanced CDR (Call Data Record) analysis module, together with the Rule-Base, Profile Manager, and Neural Analysis software engines. This powerful and efficient platform will be used by the client’s different business units to protect all three networks from fraud schemes.

Commenting on the order, Mr. Aharon Schech, CEO of ECtel, said, “We are proud that this major technology leader has chosen our cutting-edge FraudView™ solution for its strategic enterprise-wide fraud prevention program, the latest demonstration of its total dedication to improved customer service. The complexity of today’s converged networks has made it much easier for fraudsters to commit telecommunications fraud, and more difficult for operators to protect themselves and their customers. In installations throughout the world, FraudView™ has proven its ability to detect and prevent even the most sophisticated types of telecommunications fraud, and to deliver an extremely rapid Return-on- Investment (ROI) based on reduced revenue loss, increased profits, and lower customer churn.”

Mr. Shech added, “Our success in closing this important order in today’s difficult market environment confirms the ‘must-have’ status of our excellent solutions. We believe this sale is an important step in our efforts to increase our sales in the North American market.”

FraudView™ is a highly effective solution available for protecting telecommunications networks from fraud. Using a unique self-learning multi-layer approach, FraudView™ allows operators of all types of networks — NGN and mobile as well as switched voice networks — to detect and prevent fraud schemes. With our strong rule-based engine, a flexible compilation of user-defined and system-generated rules, our customers can examine volumes of traffic– in real-time as well as off-line — to identify fraudulent call patterns utilising our system’s powerful analytical modules filter. In addition, using advanced profiling, case management and other techniques, our system analyzes historical records, independently generating new fraud detection and prevention rules and models.

— end —

Notes:

ECtel Ltd.
ECtel is a leading global provider of cutting-edge monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel’s cost-effective systems are used by law enforcement agencies to fight terrorism and crime, and by telecommunications operators for Fraud prevention, Revenue Assurance ùîâ Quality of Service . Over 180 law enforcement agencies and telcos in more than 60 countries are using ECtel’s state-of-the-art solutions in voice, data, cellular, VoIP and NGN networks.

ECtel Ltd. is traded on Nasdaq under the symbol ECTX. For additional information, visit the ECtel web site at www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, dependence on several large customers, dependence on sales to governmental agencies, slow down in expenditures by telecom operators, the unpredictability of the telecom market, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company’s filings with the Securities and Exchange Commission.

Contacts:

ECtel Ltd. Avi Goldstein Senior Vice President and CFO Tel: +1-301-354-1113 Fax: +1 -301-428-0638 Email: avig@ectel.com	ECtel Ltd. Chris Denis Investor Relations Coordinator Tel: +1-954-351-4492 Fax: +1-954-351-4306 Email: chris.denis@ectel.com